

Mail Stop 3030

November 17, 2015

<u>Via E-mail</u>
An-Ping Hsieh, Esq.
Vice President and General Counsel
Hubbell Incorporated
40 Waterview Drive
Shelton, CT 06484

      Re: Hubbell Incorporated
              Amendment No. 2 to Registration Statement on Form S-4
              Filed November 16, 2015
              File No. 333-206898
              Amendment No. 1 to Schedule 13E-3
              Filed November 16, 2015
              File No. 005-17643

Dear Mr. Hsieh:

      We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Schedule 13E-3</u>

<u>Item 13. Financial Statements, page 7</u>

1.   We note your disclosure on page 58 of your Form S-4 in response to prior comment 2 that you will fund the payment to holders of Class A common Stock in part with $120.7 million of cash. We also note your disclosure on page 32 of your September 30, 2015 Form 10-Q that approximately 29% of your $433.8 million of cash and cash equivalents was held inside the United States. Since the cash payment would appear to use most of your available cash in the United States, please revise to disclose any material effects you expect the reclassification may have on your liquidity.

An-Ping Hsieh, Esq.
Hubbell Incorporated
November 17, 2015
Page 2

Form S-4

Reasons for the Reclassification; Fairness of the Reclassification, page 21

2.   We note your revised disclosure on page 24 in response to prior comment 8. Please remove your reference to the Trustee's belief at the top of page 24 given your response to prior comment 1.

Accounting Treatment, page 50

3.   Please reconcile the last sentence in this section with your pro forma information on pages 58 and 59 reflecting a decrease in your retained earnings for the cash consideration paid to the Class A holders.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Brian Soares at (202) 551-3580, Perry Hindin, Special Counsel, Office of Mergers & Acquisitions, at (202) 551-3444 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Joshua R. Cammaker, Esq.
       Wachtell, Lipton, Rosen & Katz